UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐No ☒

ASLAN Pharmaceuticals announces positive data conclusively establishing proof of concept for ASLAN004 in atopic dermatitis

On September 27, 2021, ASLAN Pharmaceuticals Limited (the “Company”) announced positive topline data from its randomized, double-blind, placebo-controlled, 8-week, multiple ascending dose Phase 1 study of ASLAN004 for the treatment of moderate-to-severe atopic dermatitis, or AD.

ASLAN004 was shown to be well tolerated across all doses. Data from the study conclusively establishes proof of concept, and supports the potential of ASLAN004 as a differentiated, novel treatment for AD.

In March 2021, ASLAN announced interim data from three dose escalation cohorts, then continued to enroll and treat an additional 27 patients in an expansion cohort at the highest dose (600mg). The results announced today compare results from all patients receiving 600mg to all receiving placebo (n=39). The Intent to Treat, or ITT, population (n=38) comprised patients from 10 sites and represented all patients dosed excluding one patient that discontinued from the study prematurely due to COVID-19 restrictions.

ASLAN004 achieved a statistically significant improvement (p<0.025) versus placebo in the primary efficacy endpoint of percent change from baseline in the Eczema Area Severity Index, or EASI, and also showed significant improvements (p<0.05) in other key efficacy endpoints: EASI-50, EASI-75, peak pruritus and the Patient-Oriented Eczema Measure, or POEM.

Following discussions with the Data Monitoring Committee prior to unblinding, a Revised ITT population, or RITT (n=29), was defined to exclude one study site at which all patients enrolled in the study appeared atypical of moderate-to-severe AD patients based on biomarkers, such as TARC, and patient medical history. In the RITT population, which is more comparable to other published studies in moderate-to-severe AD, ASLAN004 also achieved a statistically significant improvement (p<0.025) versus placebo in percent change from baseline in EASI and showed a greater improvement over placebo in the key efficacy endpoints versus the ITT population.

Key study results are set out below:

•	In the RITT population, the average reduction from baseline in EASI at 8 weeks was 65% (n=16) compared to 27% (n=13) for patients on placebo (p=0.021).
o	69% achieved EASI-75 versus 15% on placebo (p=0.005);
o	44% of patients achieved Investigator's Global Assessment, or IGA, of 0 or 1 versus 15% on placebo (p=0.107).
•

In the 32 patients who completed at least 29 days of dosing across all sites, defined in the protocol as the efficacy evaluable data set, the average reduction from baseline in EASI at 8 weeks was 73% (n=19) compared to 44% (n=13) for patients on placebo (p=0.007).

•	The proportion of patients with adverse events and treatment-related adverse events were similar across treatment and placebo arms. There were no incidences of conjunctivitis in the expansion cohort.

Further information is set out in the press release attached hereto as Exhibit 99.1 and which is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768) and Registration Statement on Form S-8 (File No. 333-252118).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize ASLAN004; the safety and efficacy of ASLAN004, including its potential to be best-in-class; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for ASLAN004; and the potential for ASLAN004 as a first-in-class treatment for atopic dermatitis. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 23, 2021. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “view,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated September 27, 2021 regarding announcement of positive data conclusively establishing proof of concept for ASLAN004 in atopic dermatitis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED

(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: September 27, 2021